FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, May 31, 2007

FAIRFAX ANNOUNCES RESULTS TO DATE

OF EXCHANGE OFFER FOR 2012 NOTES

(Note:  All dollar amounts in this press release are expressed in U.S. dollars)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) today announced the results to date of its registered offer to exchange all of its outstanding 7-3/4% Notes due 2012 (the “old notes”) for new 7-3/4% Senior Fairfax Notes due 2017 (the “new notes”).

As of midnight, New York City time, on May 30, 2007, which was the early participation date for the exchange offer, a total of $280,865,000 principal amount of old notes had been tendered.  Based on these results, Fairfax expects to issue approximately $280,865,000 principal amount of new notes and pay approximately $11.2 million in cash early participation payments to tendering holders, plus accrued and unpaid interest to but not including the settlement date.  The settlement date is expected to be June 18, 2007.  The condition that a minimum of $200 million principal amount of old notes be tendered (and not withdrawn) in the exchange offer has been satisfied.  The exchange offer remains subject to certain customary conditions.

The exchange offer will expire at 9:00 a.m., New York City time, on June 14, 2007, unless extended.

Questions related to the exchange offer may be referred to Merrill Lynch & Co. at (212) 449-4914 (collect) or (888) 654-8637 (toll-free).  Merrill Lynch & Co., BMO Capital Markets Corp., and Ferris, Baker Watts, Incorporated are acting as dealer managers for the exchange offer in the United States.  Merrill Lynch Canada Inc. and BMO Nesbitt Burns Inc. are acting as dealer managers in Canada.  The exchange agent and information agent is D.F. King & Co., Inc.

A copy of the amended and restated prospectus supplement and related base shelf prospectus relating to the exchange offer is available by contacting the information agent, D.F. King & Co., Inc. at: 48 Wall Street, 22nd Floor, New York, NY 10005; Phone: (888) 628-9011 (toll-free).

        FAIRFAX FINANCIAL HOLDINGS LIMITED

         95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367-4941 Telecopier 367-4946

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the new notes and shall not constitute an offer to buy or the solicitation of an offer to sell any of the old notes, nor shall there be any sale of new notes in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:                                                                Greg Taylor, Chief Financial Officer, at (416) 367-4941

        FAIRFAX FINANCIAL HOLDINGS LIMITED

         95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367-4941 Telecopier 367-4946